United States
Securities and Exchange Commission
Washington, D.C.  20549

Form 12b-25

Notification of Late Filing

(Check one):
[ ] Form 10-K     [ ] Form 20-F     [ ] Form 11-K
[ ] Form 10-Q     [X] Form N-SAR     [ ] Form N-CSR
For the Period Ended:  September 30, 2011

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I - Registrant Information

Full Name of Registrant

Giordano Investment Trust

Former Name if Applicable

Address of Principal Executive Office (Street & Number)

2530 Riva Road
Suite 312
Annapolis, Maryland 21401

Part II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.

	{	(a)	the reasons described in reasonable detail in Part III of this
	{		form could not be eliminated without unreasonable effort or
	{		expense.
{
[X]	{	(b)	The subject annual report, semi-annual report, transition
	{		report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or
	{		portion thereof, will be filed on or before the fifteenth
	{		calendar day following the prescribed due date; or the

{		subject quarterly report transition report on form 10-Q,
{		or portion thereof will be filed on or before the fifth
{		calendar day following the prescribed due date; and
{
{	(c)	The accountant's statement or other exhibit required by
{		Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

State below in reasonable detail the reasons why the Form 10-K, 11-K,
10-Q, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.

The registrant is unable to file its Annual Report on Form N-SAR for the fiscal year ended September 30, 2011 within the prescribed time period without unreasonable effort or expense due to the inability of the registrant’s independent public accountants to issue a report on internal controls by the date on which the Annual Report on Form N-SAR had to be filed.  The accountant's statement has been attached as an exhibit.

Part IV - Other Information

(1)           Name and telephone number of person to contact in regard to this notification

A. Vason Hamrick                                           (252 972-9922

(2)           Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment
Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer no, identify report(s).

[X] Yes     [  ] No

(3)           Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[  ] Yes     [X] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

          Giordano Investment Trust
                       (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 30, 2011          By:  /s/ A. Vason Hamrick, Secretary